SEC File Number:
                                                                      0-33473
                                                                  CUSIP Number:
                                                                   92823V 20 2

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-KSB   |_| Form 20-F   |_| Form 11-K   |X| Form 10-QSB
             |_| Form 1OD      |_| Form N-SAR  |_| Form N-CSR

For Period Ended: July 31, 2006

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:__________________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Viridax Corporation
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Full Name of Registrant

I & E Tropicals, Inc.
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Former Name if Applicable

270 NW 3rd Court
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Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33432
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City, State and Zip Code

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 1O-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
            |X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      The Company has recently issued certain preferred stock with conversion privileges and plans to issue additional preferred stock pursuant to an offering of such stock in an overseas public offering. The Company auditor has requested additional time to evaluate the accounting issues and treatment of the preferred stock issue and related considerations.

                                     PART IV
                               OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

     Ledyard H. Dewees                561                      368-1427
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           (Name)                 (Area Code)             (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Viridax Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 13, 2006                By: /s/ Richard C. Honour
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                                            Name:  Richard C. Honour
                                            Title: President


                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).